KORE GROUP HOLDINGS, INC.

3 Ravinia Drive NE, Suite 500

Atlanta, GA 30346

877-710-5673

October 11, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: KORE Group Holdings, Inc. (the “Company”)

Form S-3 (Registration No. 333- 267735)

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (Registration No. 333-267735) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on October 13, 2022, or as soon as practicable thereafter.

Please do not hesitate to contact Jennifer Lee of Kirkland & Ellis LLP at (212) 909-3021 with any questions or comments with respect to this letter.

Very truly yours,
KORE Group Holdings, Inc.

By:	/s/ Jack W. Kennedy Jr.
Name: Jack W. Kennedy Jr.
Title: Executive Vice President, Chief Legal Officer and Secretary